Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 13 DATED MARCH 8, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Controlled Subsidiary Investment – Domain Studio Apartments, LLC

On April 14, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Domain Studio Apartments, LLC (the “RSE Domain Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $2,5000,000, which is the initial stated value of our equity interest in the RSE Domain Controlled Subsidiary (the “RSE Domain Investment”). The RSE Domain Controlled Subsidiary used the proceeds to acquire a 239-unit stabilized apartment complex located at 710 South Hardy Drive, Tempe, AZ 85281 (the “the RSE Domain Property”). The RSE Domain Controlled Subsidiary has since sold the property for approximately $26,750,000, which was an attractive price given a hold period of approximately two years. According to Domain Communities, the manager of the RSE Domain Controlled Subsidiary, the buyer was looking for a stable, cash-flowing asset to invest in long-term through the next real estate cycle and was willing to pay up for a good asset.  Consequently, on March 5, 2019, the RSE Domain Controlled Subsidiary redeemed the $2,5000,000 investment. All preferred return payments have been paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.0%.